FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the months of June to August 30th, 2006

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

Unaudited financial statements for the Six Months Ending June 30, 2006

2.

Management Discussion & Analysis for the Six Months Ending June 30, 2006

3.

CEO Certification of Interim Filings

4.

CFO Certification of Interim Filings

5.

News Release Dated, June 14, 2006,

6.

News Release Dated, June 19, 2006

7.

News Release Dated July 7, 2006

8.

News Release Dated July 14, 2006

9.

News Release Dated August 30, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: August 30, 2006	By: /s/ “Donald Willoughby”
Name

Its: Chief Financial Officer
(Title)

GETTY COPPER INC.

FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDING JUNE 30, 2006

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Financial Statements for the period ended June 30, 2006

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.

BALANCE SHEET

(UNAUDITED)

 (stated in Canadian dollars)

ASSETS	June 30, 2006	Dec. 31, 2005
Current
Cash and cash equivalents	$ 57,163	$ 156,074
Cash held in trust (note 7 )	930,001	─
Goods and services tax recoverable	43,923	34,801
Prepaid expenses	28,460	25,699

	1,059,547	216,574

Mineral rights (note 3)	3,858,151	3,508,239

Property, building and equipment (note 4)	158,136	162,539

	$ 5,075,834	$ 3,887,352

LIABILITIES

Current
Accounts payable	$ 872,472	$ 534,758
Subscription Deposits (note 7)	930,001	─
Current portion of mortgage payable	2,207	2,127

	1,804,680	536,885

Mortgage payable (note 5)	91,797	92,921

	1,896,477	629,806

SHAREHOLDERS’ EQUITY

Share capital (note 7)	16,930,383	16,433,593

Contributed surplus (note 7)	860,726	860,726

Deficit	(14,611,752)	(14,036,773)
Commitments and Contingencies (note 8)
Subsequent Events (note 10)	3,179,357	3,257,546

	$ 5,075,834	$ 3,887,352

Approved by the Directors

“Donald R. Willoughby” ,  Director, CFO

“John M. Parks” ,  Corporate Secretary

See accompanying notes to financial statements.

GETTY COPPER INC.

STATEMENT OF OPERATIONS AND DEFICIT

(UNAUDITED)

 (stated in Canadian dollars)

	Three Months	Six Months	Three Months	Six Months
	Ending	Ending	Ending	Ending
	June 30, 2006	June 30, 2006	June 30, 2005	June 30, 2005
Revenue
Rent	$ 561	$ 561	$ 187	$ 748

Expenses
Amortization	519	1,038	879	1,662
Bank charges & interest	1,782	3,619	1,893	3,553
Filing fees	7,122	10,833	4,712	6,715
Insurance	490	948	418	837
Management fees	7,500	15,000	7,500	15,000
Marketing & promotion	3,478	5,191	1,053	2,471
Office & miscellaneous	6,010	10,517	7,602	12,672
Professional fees	349,009	482,552	44,081	154,835
Property tax	4,734	4,734	4,448	4,448
Rent	1,500	3,000	1,500	3,000
Stock option compensation	─	─	1,485	5,691
Telephone	1,732	2,857	1,880	4,088
Transfer fees	1,411	3,285	3,367	4,255
Travel	10,127	17,973	3,535	11,112
Wages & benefits	8,305	16,865	7,560	14,891

Interest	(98)	(2,872)	(2,841)	(7,804)
Future income tax recovery	─	─	(49,805)	(127,137)
	403,621	$ 575,540	$ 39,267	$ 110,289

Net loss	$ (403,060)	$ (574,979)	$ (39,080)	$ (109,541)

Deficit, beginning	$(14,036,773)	$(14,036,773)	(13,750,967)	(13,750,967)

Deficit, ending	$(14,439,833)	$(14,611,752)	$(13,790,047)	$(13,860,508)

Loss per share	$ (0.01)	$ (0.01)	$ (0.001)	$ (0.003)
Weighted-average number of common shares outstanding	39,078,657	39,078,657	34,078,657	34,078,657

.

See accompanying notes to financial statements.

GETTY COPPER INC.

STATEMENT OF CASH FLOW

(UNAUDITED)

 (stated in Canadian dollars)

	Three Months	Six Months	Three Months	Six Months
	Ending	Ending	Ending	Ending
	June 30, 2006	June 30, 2006	June 30, 2005	June 30, 2005

Cash flows used in operating activities
Net loss for the period	$ (403,060)	$ (574,979)	$ (39,080)	$ (109,541)
Add: Items not involving cash
Amortization – administration	519	1,038	879	1,662
Stock option compensation expense	─	─	1,485	5,691

Net change in non-cash working
capital balances
Decrease (increase) in goods and services
tax recoverable	(24,187)	(9,122)	13,954	12,315
Decrease (increase) in prepaid expenses	(37)	(2,761)	(85,349)	(91,872)
Increase (decrease) in accounts payable	454,043	337,714	(47,549)	(302,258)

	27,278	(248,110)	(155,660)	(484,003)

Cash flows from financing activities
Mortgage principal repayments	(527)	(1,044)	(489)	(970)
Share issue costs	─	(3,210)	(56,411)	(133,743)
Private placements, net of issue costs	─	500,000	200,250	200,250
Cash Received for Private Placement	930,001	930,001	─	─
Subscription deposits	(930,001)	(930,001)	─	─

	(527)	495,746	143,350	65,537

Cash flows used in investing activities
Acquisition & disposal of equipment	─	─	(2,241)	(2,241)
Exploration costs	(256,773)	(346,547)	(79,901)	(366,475)

	(256,773)	(346,547)	(82,142)	(368,716)

Increase (decrease) in cash	(230,022)	(98,911)	(94,452)	(787,182)

Cash and short-term investments,
Beginning of the period	287,185	156,074	836,671	1,529,401

Cash and short-term investments
End of the period	$ 57,163	$ 57,163	$ 742,219	$ 742,219

Supplemental disclosure:	2006	2005
Cash used in operating activities includes:
Interest paid	3,494	3,568
Interest received	2,872	7,804

See accompanying notes to financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2006

(stated in Canadian dollars)

1.

General information and continuing operations

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

c)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

45%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)

Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2006

(stated in Canadian dollars)

2.

Significant accounting policies - continued

e)

Future income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

f)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

g)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

h)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

i)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

j)

Financial instruments

The Company's financial instruments consist of cash and short-term investments, goods and services tax recoverable, accounts payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2006

(stated in Canadian dollars)

k)

Cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

3.

Mineral rights

The Getty mineral rights are contiguous and are located within the Highland Valley, British Columbia mining district covering an area of approximately 200 square kilometres.  Property, building and equipment amortization included in exploration costs during the six months ending June 30, 2006 amounted to $3,365 (2005 - $3,887).

As at June 30, 2006, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	─	─	161,709	5,000	─	166,709
Geology	791,243	37,303	1,752,944	253,414	157,304	2,992,208
Metallurgy	525	─	1,000,722	5,000	─	1,006,247
Other	733,235	16,458	911,294	142,804	130,012	1,933,803
Total exploration & development costs	$1,748,195	$ 56,811	$8,569,582	$ 929,690	$ 388,246	$11,692,524
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,781,405	$168,657	$8,921,979	$1,998,824	$ 502,129	$13,372,994
Less: Provision for impairment of deferred costs						$9,514,843
						$3,858,151

As at December 31, 2005, the Company’s historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	─	─	161,709	5,000	─	166,709
Geology	791,243	37,303	1,751,793	225,474	157,304	2,963,117
Metallurgy	525	─	693,664	─	─	694,189
Other	730,044	16,436	909,469	139,443	129,648	1,925,040
Total Exploration & development costs	$1,745,004	$ 56,789	$8,259,548	$ 893,389	$ 387,882	$11,342,612
Mineral rights, acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,778,214	$168,635	$8,611,945	$1,962,523	$ 501,765	$13,023,082
Less: Provision for impairment of deferred costs						$9,514,843
						$3,508,239

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2006

(stated in Canadian dollars)

3.

Mineral rights - continued

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company’s president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000, the Company agreeing to pay 100% of the costs to place the Getty South mineral rights into production, and a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors except the Company’s president has initiated a thorough review of the historical geological data for the Getty South Property.  To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  With the flow though financing obtained in December 2003, funds were available to proceed with the exploration work on the Getty North rights.  Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

The Getty mineral rights are subject to a 1-1/2% net smelter return royalty in favour of Robak.

4.

Property, building and equipment

	June 30, 2006
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,382	$ 936
Computer equipment	95,859	93,513	2,346
Computer software	74,359	74,359	--
Office equipment	53,819	44,848	8,971
Portable buildings	12,112	11,865	247
Building	178,124	54,810	123,314
Land	22,322	--	22,322
	$ 465,913	$ 307,777	$ 158,136

.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2006

(stated in Canadian dollars)

4.

Property, building and equipment - continued

	December 31, 2005
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,217	$ 1,101
Computer equipment	95,859	92,832	3,027
Computer software	74,359	74,359	--
Office equipment	53,819	43,851	9,968
Portable buildings	12,112	11,821	291
Building	178,124	52,294	125,830
Land	22,322	--	22,322
	$ 465,913	$ 303,374	$ 162,539

5.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

June 30, 2006
2006	2,207
2007	91,797

$ 94,004

6.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	June 30, 2006	Dec. 31, 2005

Tax value of mineral rights in excess of book value	$ 1,906,000	$ 1,782,000)
Tax value of capital assets in excess of book value	120,000	127,000)

	2,026,000	1,909,000)
Valuation allowance	(2,026,000)	(1,909,000)

	---)	---)

Net operating loss carryforwards	988,000	826,000)
Valuation allowance	(988,000)	(826,000)

	---)	---)

Net future income tax assets	$ ---)	$ ---)

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2006

(stated in Canadian dollars)

6.

Income taxes – continued

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	June 30, 2006	Dec. 31, 2005

Statutory rate	37%	37%
Tax rate change	(2)	(2)
Unrecognized benefit of current year's losses	(35)	(35)

Effective rate of tax recovery	---	---

At June 30, 2006, the Company has approximately $2,774,000 of loss carryforwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2006	117,000
2007	195,000
2008	188,000
2009	228,000
2010	289,000
2011	562,000
2012	621,000
2013	574,000
$ 2,774,000

7.

Share capital

a) Authorized: Unlimited number of common shares

b) Issued:	Shares	Amount

Balance at December 31, 2004	32,743,657)	$ 16,587,659)

Shares issued for cash	1,335,000)	200,250)
Share issue costs	---))	(354,316)
Balance, December 31, 2005	34,078,657)	$ 16,433,593)
Shares issued for Cash January 16, 2006	5,000,000	500,000
Shares issue costs	---)	(3,210)
Balance, June 30, 2006	39,078,657	$ 16,930,383

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2006

(stated in Canadian dollars)

7.

Share capital - continued

During the period the company received subscription funds of $930,001 and placed them in a lawyers trust account.  This private placement closed subsequent to the period ending June 30, 2006 and the funds of $930,001 relate to the private placement which was completed on July 7, 2006, whereby, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one common share half-warrant, entitling the holder o each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date - January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement will be used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four month hold period until November 7, 2006. The number of outstanding shares after this private placement are 49,078,657.

On January 16, 2006, the Company issued 5,000,000 shares at $0.10 per share through a private placement, raising $500,000.  Each unit is comprised of one common share of the Company and a one half common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company for a period of one year at a price of $0.125 in the first six months and $0.15 in the second six months.

On April 15, 2005, the Company issued 1,900,000 incentive stock options exercisable at $0.15 during the period from April 15, 2005 to April 14, 2006: $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.

The Company reset the exercise price and reduced the term of 850,000 outstanding incentive stock options to $0.15 during the period from April 15, 2005 to April 14, 2006; $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.  Regulatory approval was received May 9, 2005. Disinterested shareholder approval was received at the Company’s annual general meeting which was held on June 27, 2005.

On May 12, 2005, the company completed a private placement of 1,335,000 units.  Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.20 in the first year and $0.25 in the second year.

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of one share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of two years at a price of $0.30 in the first year and $0.35 in the second year.

Contributed Surplus in the amount of  $Nil (2005 - $5,691) was recorded as a result of the Company recognizing stock option compensation expense.

The Company recorded $Nil (2005-$127,137) in share issue costs as the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability recorded on the issuance of flow-through shares.

Warrants outstanding at June 30, 2006:

Number of Warrants	Exercise Price	Expiry Date
4,400,000	0.25	December 7, 2006
1,335,000	$0.25	May 12, 2007
2,500,000	$0.125/$0.15	July 16, 2006,/ January 16, 2007
8,235,000		Total Warrants June 30, 2006

As of  August 15th, 2006, no warrants were exercised.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2006

(stated in Canadian dollars)

7.

Share capital continued...

c)

Stock options

	Number of Options	Weighted-Average Exercise Price	Expiry Date Range
Options outstanding at June 30, 2006	3,050,000	0.20/0.25*	November 14, 2008

*

The options issued are exercisable at a price of $0.20 per share until April 14, 2007.  From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share.  During the six months ending June 30, 2006, no stock options were exercised or granted.

During 2003, the Company granted 1,950,000 common share incentive options to directors and  employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18   month period following the date of grant.  Based upon the Black-Scholes option valuation model,   a risk-free market rate of 3% and a volatility of 7%, the estimated compensation cost related to   the options granted is approximately $100,000 of which $Nil (2005 – $5,691) was recognized during the year.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.  Changes in these   assumptions can materially affect the fair value estimate and therefore it is management’s view   that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

8.

Commitments and contingencies

•

The Company is committed to make aggregate monthly payments of $18,000 (2005 - $13,000) to related parties for management fees, rent and legal fees.

•

In the first quarter of 2005, former directors Robert Gardner and Vittorio Preto filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by them in defence of a lawsuit brought November 24, 2004 against them by Robak. The Company filed a Defence to the claim insisting that Gardner and Preto are not entitled to indemnification, asserting that these directors did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. The Company considers this claim to be without merit and that any loss to the Company as a result of this claim is underminable at this time.

•

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement.

•

The Company initiated a lawsuit on November 10, 2005 in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000 USD which the Company claims was inappropriately, without board approval, and contrary to the Company’s banking resolution removed from the Company’s bank account during 2004.  The amount claimed is currently reflected as Development fees in the Company’s December 31, 2004 financial statements, and no provision for its future recovery has been recorded.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2006

(stated in Canadian dollars)

•

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

•

On July 7, 2006, Getty  was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  The Company has instructed counsel to vigorously defend the action.

9.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	June 30, 2006	June 30, 2005

Accounts payable	$ 5,528	$ 26,249

Expenses:
Management fees	$ 15,000	$ 15,000
Professional fees	$ 95,738	$ 105,315
Rent	$ 3,000	$ 3,000

These transactions are in the normal course of operations and are measured at fair value as determined by management.

10.

Subsequent Events

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one common share half-warrant, entitling the holder o each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date - January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement will be used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four month hold period until November 7, 2006. The number of outstanding shares after this private placement are 49,078,657.

On July 7, 2006, Getty  was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  The Company has instructed counsel to vigorously defend the action.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2006

The following discussion and analysis of the results of operations and financial position of the Company for the quarter ended June 30, 2006 should be read in conjunction with the June 30, 2006 financial statements (unaudited) and the related notes. The effective date of this report is August 15, 2006.

Forward Looking Statements

Except for historical information, this Management Discussion and Analysis (“MD&A”) may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on its approximately 200 km2, Highland Valley, British Columbia mineral property, which adjoins the large porphyry copper mining and milling operation of Highland Valley Copper.

The company has been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have been the subject of historical mineral resource estimates that do not meet the requirements of the CIM classifications referenced in National Instrument 43-101.

Bateman Engineering, Inc. prepared a project assessment report in May, 1998 for the Company on the Getty North deposit (using information supplied by KHA Resource Modeling, Inc. in December, 1997) which estimated an oxide drill indicated and inferred resource of 10 million tonnes with an estimated grade of 0.408% copper and a sulphide drill indicated and inferred resource of 58.2 million tonnes at an average grade of 0.293% copper for a total drill indicated and inferred resource of 68.2 million tonnes at an average grade of 0.310% copper.

Earlier estimates prepared by Watts Griffis and McOuat gave calculations of 5.5 million tonnes of  indicated resources of 0.43% copper in the oxide zone and 400 000 tonnes of inferred resources grading 0.42% copper in the oxide zone using a cut-off grade of 0.25% copper. Watts Griffis and McOuat also calculated the sulphide zone as having an indicated resource of 22.2 million tonnes having a grade of 0.43% copper and 5.3 million tonnes of inferred resources grading 0.42% copper using a cut-off grade for the sulphide zone of 0.30% copper.

Although the Company believes these resource estimates on the Getty North deposit are relevant, it is cautioned that the resource estimates are historical in nature and do not comply with the CIM classifications referred to in National Instrument 43-101 and should not be relied upon. These estimates have not been verified by a Qualified Person.

The Company further understands that these resource estimates were developed after a review of all geological information available at the respective times that they were delivered to the Company.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2006

The Getty South deposit was the subject of a pre NI 43-101 resource estimate (Gower Thompson & Associates-1992) of 36 million tonnes of an inferred resource grading 0.47% copper.  Subsequently, in 1996, Watts, Griffis & McOuat advised that the Gower resource estimate was reasonable. Although this resource estimate is considered relevant, it is cautioned that the resource estimate is historical in nature and does not comply with the CIM classifications referred to in National Instrument 43-101 and should not be relied upon. This estimate has not been verified by a Qualified Person.

The Company commissioned a consulting geologist in 2005 to conduct an extensive review of the Getty South historical technical information and to catalogue and digitize this information.

As a result of a disclosure review undertaken by the BC Securities Commission in early 2006, the Company has retracted all past references to mineral reserves and because the Company does not have a current technical report in compliance with National Instrument 43-101, it has retracted any reference to a current mineral resource. The Company is in the process of commissioning a National Instrument 43-101 compliant report to determine resource estimates for its Getty North and Getty South deposits in accordance with CIM classifications.

The Company’s other identified potential mineral zones, “Northwest”, “Southwest”, and “Central” are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs.  In 2005, the Company commissioned a metallurgical testing program of the potential Getty North and Getty South sulphide and oxide copper mineralized zones by SGS Lakefield Research Limited of Lakefield Ontario.  In addition, Innovat Limited initiated a pilot plant-testing program of the Getty samples at the Lakefield facility of its proprietary Continuous Vat Leaching process.  This testing program has been completed subsequent to the end of the quarter and the Company expects Lakefield’s final report before the end of August, at which time the results will be publicly disseminated.  The Company has a licence agreement with Innovat for the ongoing non-exclusive right to commercialize the Innovat proprietary technology.

The price of copper has significantly improved in 2005 as a result of increasing worldwide consumption and decreasing world copper inventory.  Recent widely read business journals predict that metal prices in 2006 should continue at current levels due to supply and demand dynamics but there can be no assurance that the current prices will be sustained over the timeframe that would be required to place any mineral deposit that may be located on the Property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current strong demand for copper.

The Company is involved in a series of lawsuits arising out of its acquisition of its 50% interest in Getty South.  Significant legal expenses will result in higher general and administrative expenses during 2006 and will increase the loss to be reported for that fiscal period.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2006

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.  Between January 1, 2004, and June 30, 2006 the Company has raised $1,965,250 by way of private placement financing

The Company’s working capital decreased to ($745,133) for the six months ending June 30, 2006 from ($320,311) at December 31, 2005, the decrease of $424,822 in working capital can be attributed to exploration expenditures and administration, the most pre-dominant administration expense being the legal costs associated with the law suits outlined under additional disclosure.  The Company has no source of income other than interest earned on funds held in a term deposits and rent received for a portion of the Logan Lake office.

The Company’s total assets increased during the six months ending June 30 2006 to from December 31, 2005 by $1,188,482 due to $ 500,000 in funds raised from shares issued for cash and an additional $930,001 received in trust for a private placement, subsequently completing July 7, 2006.  The Company’s liabilities increased by $1,266,671, of this $930,001 is the subscription deposits for the private placement which was completed July 7, 2006.   Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement and exercising of warrants.

The loss from operations for the six months ending June 30, 2006 increased by $465,438 over the loss reported at June 30, 2005.   General and administrative expenditures for the Six months ending June 30, 2006 increased to $575,540 compared to $110,289 at June 30, 2005.  The comparative increase in administrative expenses between the six months ending June 2006 and 2005 can be attributed to an increase in professional fees by $327,717 in 2006 and a $127,137 future income tax recovery recognized in the six months ending June 30, 2005.

Professional fees for the six months ending June 30, 2006 $482,552 (2005 - $154,835) which include $472,430 (2005- $143,722) for legal and court fees, $9,322 (2005 - $6,563) in accounting fees and $800 (2005- $4,550) consulting fees.  The other administration expenses, ie office, telephone, rent, etc are comparable to the previous years quarter June 30, 2005.   Also during the six months ending June 30, 2006  $Nil (2005 - $127,137) was recorded to reflect the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability  recorded on the issuance of flow- through shares.  The income statement reflects this recovery and the benefit is charged to cost of shares issued.

Selected Quarterly Information for the six months ending:

.

June 30, 2006

June  30, 2005

Loss for the quarter

($403,060)

(39,080)

Loss for the six months

(574,979)

(109,541)

Loss per share:

($0.01)

($0.003)

Assets

$5,075,834

$4,061,564

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2006

Summary of Quarterly Results

	June 30 2006	March 31 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	March 31 2005	Dec. 31 2004	Sept. 30 2004
Revenue	$3,433	$2,774	$11,276	$8,856	$8,552	$5,524	$2,243	$25,648
Loss before Extraordinary items	$574,979	$171,919	$285,806	$203,881	$109,541	$70,461	$646,584	$260,713
Net loss	$574,979	$171,919	$285,806	$203,881	$109,541	$70,461	$646,584	$260,713
Loss per share	$ 0.014	$0.0044	$0.0084	$ 0.0060	$ 0.0032	$ 0.0022	$0.0197	$0.0092
Loss per share diluted	$ 0.011	$0.0034	$0.0067	$0.0046	$ 0.00026	$ 0.0018	$0.0158	$0.0080

Total Commitments

less than a year

1-3 years

Rent

$    3,000

$    6,000

Management Fees

$  15,000

$  30,000

Legal Fees

$  90,000

$  Nil

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of December 31, 2005, the Company had granted 3,050,000 stock incentive options, thus; 439,231 common shares remain reserved for issuance under the Company's share option plan.  As of the date of this report no options have been exercised.   The options issued are exercisable at a price of $0.20 per share unit April 14, 2007.  From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share.

Financing Activities

On May 6, 2004 the Company announced a private placement for gross proceeds of up to $300,000. Each unit will consist of one share valued at $0.65 and a full warrant to purchase a further share of common stock for a period of 2 years at $0.70 per share. The proceeds of the private placement of units were to be used for working capital. The TSX Venture Exchange approved this private placement July 21, 2004, however on September 9, 2004, the former interim president cancelled this private placement, without board approval.

On December 7, 2004, the Company completed a private placement for gross proceeds of $1,100,000. No finder’s fees or commissions were paid.  Each unit consisted of 1 share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.30 in the first year and $0.35 in the second year.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2006

On May 13, 2005 the Company completed a private placement for gross proceeds of $200,250. Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock for a period of two years at a price of $0.20 in the first year and $0.25 in the second year. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement were subject to a four-month hold period.

On January 18, 2006 the Company completed a private placement for gross proceeds of $500,000. Each unit, sold at a price of $0.10, is comprised of one common share of the Company and one common share purchase half-warrant, entitling the holder to purchase an additional half common share of the Company for a period of one year at a price of $0.125 in the first six months and $0.15 in the second six months. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration or development programs, to pay ongoing expenses and for general working capital.

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date - January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement will be used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four month hold period until November 7, 2006. The number of outstanding shares after this private placement are 49,078,657.

There will be a further requirement for working capital funds and there is no assurance that funds can be readily obtained.  However, the Company believes such funding is obtainable through private placements and shares for debt settlements.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2005 funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the six months ending June 30, 2006, the Company performed its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The Company advises that the litigation that it is presently involved may impact on the levels of activity, performance or achievements of the Company for at least the balance of the current fiscal period. After receiving legal advice, management remains confident in the outcome of litigation process, however, the actual outcome of the litigation is presently undeterminable. The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2006

Related Party Transactions

During the six months ending June 30, 2006, a professional accounting firm to which a director is associated billed the Company $9,238 (2005-9,767) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, The Company reimbursed the professional accounting firm $10,700 for the director’s time and disbursements for representing the Company in examinations of discovery carried out during the six months ending June 30, 2006.  The President and director of the Company billed the company $800 for consulting fees.  John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $75,000 (2005- 91,000) for legal fees, as general counsel.   For the six months ending June 30, 2006, the Company also paid $3,000 office rent and $15,000 management fees to companies controlled by the Managing Director.

During the 2005, two directors of the Company purchased 650,000 common shares of the Company as part of a non-brokered private placement resulting in proceeds to the Company of $97,500.

During the period, two directors of the Company purchased 1,250,000 common shares of the Company as part of a non-broker private placement resulting in proceeds to the Company of $125,000.

Also during the period the Company received $270,000 from a director to purchase 2,454,546 common shares of the Company as part of a  non-brokered private placement which was completed subsequent to June 30, 2006.

Outstanding share data

As of June 30, 2006, there were 39,078,657 (July 7, 2006: 49,078,657) common shares outstanding.

Additional Disclosure

In December 2004 Highland Valley Copper terminated its option agreement with the Company after spending $1.2 million on exploration, line cutting (220 km), IP survey (>150 km) and diamond drilling 5,030.2 meters.  Diamond drilling on the Getty West (3 holes), Cinder Hill (6 holes), Glossie (1 hole) and North Valley (8 holes) IP and geological targets.  No new additions to resources were made.  A detailed review is contemplated in 2006.  Future exploration is planned by the Company.

The Company announced that no significant mineralization was encountered in the drilling program carried out by the Company during 2004 to test a possible extension of the Getty North Deposit. The completed program, costing $971,547, included a 3.0 km by 2.6 km, 57 line km grid located in the same structural corridor and immediately north of the Getty North Deposit. A total Field Magnetic and Induced Polarization geophysical survey was carried out and B-horizon soil geochemistry is being evaluated.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2006

In 1996 the Company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak Industries Ltd. (beneficially owned by a director John Lepinski) in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% net smelter royalty in favour of Robak.  The terms of the acquisition could not be met by November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to carry 100% of the costs to place the Getty South mineral claims into production, and a  1-1/2% net smelter royalty in favour of Robak. The cost incurred by the Company in bringing the property into production is to be repaid from 80% of the net production revenue.  In 2004, the Company approached Robak with a view to acquire the other 50% of the Getty South claims. In the process of obtaining a valuation of the claims, an issue arouse as to the nature and interpretation of the carried interest clause referred to in the 2002 agreement. Robak has advised the Company that it agrees with the interpretation assumed by the Company and has agreed to a clarifying amendment to the 2002 agreement.

The Transvaal mineral claims were conditionally acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The Company had a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once this condition was met, the Company and Genco Resources Inc. were to enter into a joint venture. The Genco agreement expired on December 31, 2003, without the Company meeting its commitments. The Company then entered into an agreement to acquire 100% of the Transvaal claims from Genco for a purchase price of $275,000 to be paid by issuing Company shares.  This transaction was not consummated.

On January 10, 2005 former director, Robert Gardner, filed a Third Party action against the Company claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner, Vittorio Preto and others.  Former director Preto filed a similar suit claiming indemnification on May 27, 2005. The Company filed a defence to the claims refuting Mssrs. Gardner and Preto’s claim for indemnification as the Company does not believe they are entitled to it under corporate law, asserting that both Gardner and Preto did not act in good faith with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. Subsequently, the Company the Company has obtained leave to file and will be filing a Counter Claim against former directors Robert Gardner and Vittorio Preto as well as Ross Glanville and Ross Granville & Associates claiming damages for negligence and breach of fiduciary duties owed to the Company.

The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

On January 24, 2005 Vanguard Shareholder Solutions Inc. initiated a lawsuit against the Company claiming $23,041.27 for Investor Services allegedly performed between June 22 and September 30, 2004. After the Company advised counsel for Vanguard that the alleged services were never authorized by the Company’s board of directors nor by the TSX Venture Exchange, Vanguard discontinued the lawsuit on March 1, 2005.

On January 30, 2006, the Company released the results of phase 1 of their metallurgy test program being carried out at SGS Lakefield.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

JUNE 30, 2006

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company.

On April 26, 2006, the Company released preliminary results of Phase 2 of their metallurgy test program at SGS Lakefield.

2005 Exploration Expenditures

In 2005, the Company completed $749,562 of exploration and metallurgy in the Getty North area.  A 980 metric tonne bulk sample of oxidized material was removed from the Getty North deposit and stockpiled near the Getty South deposit.  A 10-hole diamond drill program tested areas southeast of the Getty North deposit with only locally anomalous copper results being obtained. A combined line cutting, induced polarization, multi-element geochemical soil and drilling program was carried out on the Getty North Extension target immediately northeast of the Getty North deposit.  The surveys produced weak copper, lead, gold, and molybdenum anomalies and weak to moderate IP anomalies that when drilled returned locally weakly anomalous copper in altered and sheared intrusive rocks.

The Company, in the spring of 2005, embarked on a metallurgical test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario. The goal of the test program is to determine the leach parameters and optimum chemistry for leaching copper from Getty’s mineral samples which have been forwarded to Lakefield. Additionally the Registrant has contracted with Innovat Limited of Ontario to test the viability of using Innovat’s proprietary continuous vat leaching system to extract copper from the samples provided to Lakefield. It is estimated that the cost of these two programs will total approximately $700,000.

Planned exploration for 2006

Dependant upon the results of the metallurgy testing program being carried out at SGS Lakefield, the Company may commission a preliminary feasibility study to investigate the viability of proceeding to the production phase.

Subsequent Events

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date - January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement will be used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four month hold period until November 7, 2006. The number of outstanding shares after this private placement are 49,078,657.

On July 7, 2006, Getty was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  The Company has instructed counsel to vigorously defend the action.

Form 52-109F2 Certification of Interim Filings

I, Jean Jacques Treyvaud Ph.D Econ., CEO of Getty Copper Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Interim Filings of Getty Copper Inc. (the issuer) for the six months ending June 30, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

 (b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: August 23, 2006

“Jean Jacques Treyvaud”

Jean Jacques Treyvaud

Chief Executive Officer, Director

Form 52-109F2 Certification of Interim Filings

I, Don Willoughby FCA, CFO of Getty Copper Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Interim Filings of Getty Copper Inc. (the issuer) for the six months ending June 30, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

 (b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: August 23, 2006

“Don Willoughby”

Don Willoughby

Chief Financial Officer, Director

GETTY COPPER INC.

Trading Symbol TSX Venture: GTC

June 14, 2006

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The Company advises that it has reached an agreement in principle to convert its non-exclusive technology license with Innovat Limited (see release of May 6, 2005) into a joint venture controlling the exclusive use of the Innovat continuous vat leaching (“CVL”) technology. Subject to conclusion of the negotiations and due diligence review, the joint venture will be owned equally by Innovat Limited and the Company and the Company will have the right to nominate the majority of the joint venture entity’s board of directors. The resultant joint venture entity would be responsible for arranging the necessary project financing to commercially exploit the technology. A formal joint venture agreement will be entered in the event of a consummated transaction.

The CVL technology is presently undergoing pilot plant testing at SGS Lakefield in their research facility at Lakefield Ontario (see news release January 30, 2006). Although SGS Lakefield has not delivered its final evaluation of the CVL technology, it has reported that preliminary indications are that the CVL system is working for the Company’s oxide mineralized material producing improved copper recoveries (see April 26, 2006 news release). As the date hereof there is no certainty that a joint venture will be formalized or if formalized that it will prove commercially viable.

The foregoing statements are forward-looking statements but reflect the current expectations of management with respect to future events and performance. Wherever used, the words "may," "will," "anticipate," "intend," "expect," "plan," "believe," and similar expressions identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at which, such performance or results will be achieved.

 Forward-looking statements are based on information available at the time they are made, assumptions made by management, and management's good faith belief with respect to future events, and are subject to the risks and uncertainties of mineral exploration.

For further information please contact:

John Parks, Corporate Secretary

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC V3K 3P1

Phone: 604-649-0331      Fax: 604-960-9638

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

GETTY COPPER INC.

Trading Symbol TSX Venture: GTC

June 19, 2006

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Getty Copper Inc. (the “Company”) announces that at its annual general meeting held June 12, 2006 the shareholders unanimously accepted all management recommended resolutions. The board of directors was re-elected with the exception of retiring director David Shaw who was replaced by Dr. Corby Anderson. Dr Anderson of Butte, Montana, is a Qualified Professional and Registered member through registration with MMSA and SME respectively. A Chartered Chemical Engineer, Dr Anderson brings his extensive process, chemical, and metallurgy experience to the board.

The Company also announces a non-brokered private placement of 10,000,000 units for gross proceeds of $1,100,000.  Each unit, at a price of $0.11, is comprised of one common share of the Company and one half-share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 6 months from closing of the private placement.

The proceeds of this private placement will be used to fund the Company’s ongoing exploration and metallurgical programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four-month hold period from the date of closing. This transaction is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS

John M. Parks, Director and Corporate Secretary

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GETTY COPPER INC.

Trading Symbol TSX Venture: GTC

July 7, 2006

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Getty Copper Inc. (the “Company”) is pleased to announce the closing of a non-brokered private placement of 10,000,000 units for gross proceeds of $1,100,000.  Each unit, sold at a price of $0.11, is comprised of one common share of the Company and one common share purchase half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months at a price of $0.15. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration or development programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four-month hold period until November 7, 2006.

One director of the Company participated in the private placement.  Due to that relationship, the private placement is considered to be a “related party transaction” as defined under Ontario Securities Commission Rule 61-501 (the “Rule”).  However, the transaction is exempt from the formal valuation and minority approval requirements of the Rule on the basis that the fair market value of the transaction is less than $2,500,000.

Mr. John Lepinski, who is a director and since 1992 a control person of the Company, acquired 227,272 of the units in his own name and 2,227,273 of the units through a holding company John B. Pub Ltd. Mr. Lepinski also holds stock options entitling him to purchase 350,000 common shares of the Company (exercisable at $0.20 per share to April 14, 2007; and then $0.25 until their expiration on April 14, 2008); plus warrants entitling the holder to purchase an additional 500,000 common shares of the Company at a price of $0.35 until December 7, 2006; plus warrants entitling the holder to purchase an additional 550,000 common shares of the Company at a price $0.25 per share until May 12, 2007; plus warrants entitling the holder to purchase an additional 525,000 shares of the Company at a price of $0.125 per share until July 16, 2006 and then $0.15 per share until January 16, 2007.  If Mr. Lepinski were to exercise all of his options and the warrants forming part of the units that he acquired pursuant to this and previous private placements, the total shareholdings over which he has direct or indirect beneficial ownership or control would equal 16,526,014 common shares or approximately 31.64% of the Company’s then outstanding share capital. Mr. Lepinski acquired the foregoing shares for investment purposes and he may increase his ownership position in the future.

Mr. Ralph Berezan of Langley, B.C. acquired 2,727,273 of the units. The acquisition brings Mr. Berezan’s total shareholdings in the Company to 4,957,273 common shares representing approximately 10.10% of the Company’s then outstanding common shares. Mr. Berezan also holds warrants entitling the holder to purchase an additional 1,200,000 common shares of the Company at a price of $0.35 until December 8, 2006. If these warrants, including those acquired in this transaction, were exercised, Mr. Berezan’s shareholdings would increase to 7,520,910 common shares, representing approximately 14.56% of the Company’s then 51,642,294 issued and outstanding common shares. Mr. Berezan acquired the foregoing shares for investment purposes and he may increase his ownership position in the future.

ON BEHALF OF THE BOARD OF DIRECTORS

John M. Parks, Director and Corporate Secretary

John Lepinski, Managing Director	Ralph Berezan

For further information please contact:

GETTY COPPER INC.
1000 Austin Avenue

Coquitlam, BC,  V3K 3P1

Phone:  604-649-0331

Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GETTY COPPER INC.

Trading Symbol TSX Venture: GTC

July 14, 2006

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The Company advises that it has been named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs  including Robert Gardner and Gordon Blankstein. The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated. The Company has instructed counsel to vigorously defend the action.

ON BEHALF OF THE BOARD OF DIRECTORS

John M. Parks, Director and Corporate Secretary

For further information please contact:

GETTY COPPER INC.
1000 Austin Avenue

Coquitlam, BC,

V3K 3P1

Phone:  604-649-0331

Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GETTY COPPER INC.

Trading Symbol TSX Venture: GTC

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2006

August 30, 2006 – Coquitlam, B.C. –Getty Copper Inc. [TSX Venture Exchange: GTC] (the “Company”), announces the financial results for the Company’s six months ending June 30, 2006.

For the six months ending June 30, 2006 the Company’s Net loss for the period increased by $465,438 compared to the six months ending June 30, 2005.  The increase in net loss from 2005 to 2006 can be attributed to an increase in professional fees by $327,717 and a $127,137 Income tax recovery recognized in the six months ending June 30, 2005.

Financial and Operating Highlights, provided by management

      Six Months Ended June 30,

	2006	2005
Rent Revenue	$ 561	$ 748
Expenses	$ 578,412	$ 245,230
Interest Earned	$ 2,872	$ 7,804
Future Income Tax Recovery	$ Nil	$ 127,137
Net Loss	$ 574,979	$ 109,541

Condensed Balance Sheets
As at,	June 30, 2006	Dec. 31, 2005	% change
Assets	$ 5,075,834	$ 3,887,352	30.57%
Liabilities	$ 1,896,477	$ 629,806	201%
Shareholders’ Equity	$ 3,179,357	$ 3,257,546	(2.40%)

The foregoing statements are forward-looking statements but reflect the current expectations of management with respect to future events and performance. Wherever used, the words "may," "will," "anticipate," "intend," "expect," "plan," "believe," and similar expressions identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at which, such performance or results will be achieved.

 Forward-looking statements are based on information available at the time they are made, assumptions made by management, and management's good faith belief with respect to future events, and are subject to the risks and uncertainties of mineral exploration.

 On Behalf of

Getty Copper Inc. [TSX-V: GTC]

Getty Copper Inc.

1000 Austin Avenue

Coquitlam, British Columbia

Don Willoughby

Canada, V3K 3P1

Contact: Don Willoughby

Chief Financial Officer

Phone:

(604) 931-3231 Fax: (604) 931-2814

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release